CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement"), made, entered into this 1st day of February, 2010, effective February 1, 2010 (the "Effective Date") by and between Oak Ridge Strategies Group, Inc a Virginia corporation with a principal place of business located at 683 South Washington Street, Alexandria VA 22314 (hereinafter referred to as "Consultant"), and EvoLucia, Inc., a Florida corporation, with its principal place of business at 6408 Parkland Drive, Suite 104, Sarasota, Florida 34243 (hereinafter referred to as "Corporation").

WITNESSETH:

WHEREAS, the Consultant has informed the Corporation that it can assist the Corporation in developing business opportunities with the United States Army (the "Army") and the United States Department of Energy (the "DOE") in connection with both the sales of the Corporation's LED lighting and funding of the Corporation's LED lighting activities (the "Opportunities"), and the Consultant has informed the Corporation that it may also be able to assist the Corporation in developing business opportunities with governmental and commercial entities not related to the DOE or the Army (the "Non-exclusive Opportunities");

WHEREAS, the Consultant has informed the Corporation that in order to assist with the Opportunities, the Consultant requires that it be granted an exclusive right to pursue the Opportunities, the terms of which are outlined in this Agreement;

WHEREAS, the Corporation hereby grants to the Consultant the exclusive right to pursue the Opportunities and the Non-exclusive Opportunities for a duration of six months commencing on the Effective Date (the "Services");

WHEREAS, the Corporation will compensate the Consultant Ten Thousand Dollars ($10,000) per month during the term of the Agreement and pay the Consultant 2.5% of gross revenues from all sales that result from Consultant's sales activities with the Opportunities and Non-exclusive Opportunities (the "Fees")

NOW, THEREFORE, in consideration of the premises, the mutual covenants of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, it is agreed as follows:

1. **AGREEMENT.** The Corporation hereby contracts for the Services of Consultant and Consultant agrees to perform and to render advice and consulting as may be requested by the Corporation from time to time during the term of this Agreement in connection with the Corporation's business with the Army and the DOE. Said consulting services shall include, but not be limited to, the Services. Consultant shall use his best efforts to keep the Corporation informed of all corporate business relating to the Opportunities which shall come to its attention and appear beneficial to the Corporation's business so that the Corporation can obtain the maximum benefits from Consultant's knowledge, experience, and personal contacts. Upon introducing representatives of the Army and/or the DOE, the Corporation shall actively pursue the Opportunities. The Corporation will keep the Consultant informed of all material developments between the Corporation and the Army, the DOE and the Non-exclusive Opportunities.

2. **RELATIONSHIP BETWEEN PARTIES.** During the term of the Agreement, Consultant shall be deemed to be an independent contractor. Consultant shall not be considered as having an employee status vis-a-vis the Corporation, or by virtue of the Agreement being entitled to participate in any plans, arrangements or distributions by the Corporation pertaining to or in connection with any pension, stock, bonus, profit sharing, welfare benefits, or similar benefits for the regular employees of the Corporation. The Corporation shall not withhold any taxes in connection with the compensation due Consultant hereunder, and Consultant will be

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responsible for the payment of any such taxes and hereby agrees to indemnify the Corporation against nonpayment thereof.

3. **COMPENSATION.** As part of the consideration for the Services to be rendered under the Agreement by Consultant and as compensation for the income it could have otherwise earned if he had not agreed to keep itself available to the Corporation hereunder, the Corporation shall pay to the Consultant (i) Ten Thousand Dollars ($10,000) per month during the Term (as defined below) commencing on the Effective Date (the "Monthly Fee") and (ii) 2.5% of gross revenues ("Gross Revenues") from all sales with the Army and the DOE (the "Commission"). The Monthly Fee shall be paid in the ordinary course of business. The Commission shall be payable within sixty (60) days of receipt of payment from the Army or DOE.

(a) Definition of Gross Revenues

(i) Gross Revenues shall be defined as all dollars received by the Corporation from the Opportunities and the Non-Exclusive Opportunities, minus any and all applicable taxes, discounts or refunds. Neither travel expenses nor the $10,000 monthly payment to Consultant will be deducted from the Gross Revenues.

(b) Definition of Travel expenses

(i) The Corporation agrees to reimburse Consultant for any and all just and reasonable travel expenses ("Travel Expenses") that are incurred by Consultant in the performance of Consultant's obligations hereunder. Consultant agrees that it will notify the Corporation and obtain prior written approval from the Corporation prior to incurring any Travel Expenses that will exceed $2,500.

4. **TERM.** The Agreement shall begin effective as of the Effective Date and shall continue for a period of six (6) months from the Effective Date (the "Term"). Either party may terminate this Agreement for Cause (as defined below) upon thirty (30) days written notice to the other specifying the effective date of termination. Cause shall be defined as either party's willful and wanton disregard for its obligations as defined herein. In the event of termination, the Corporation shall pay Consultant for the work performed prior to the effective date of such termination. Thirty (30) days prior to the end of the Term, the Parties shall enter negotiations to extend the Term, which such extension must be agreed to by such parties.

5. **CONFIDENTIALITY COVENANTS.**

5.1 ***Acknowledgments by the Consultant.*** The Consultant acknowledges that (a) during the Term and as a part of his Agreement, the Consultant will be afforded access to Confidential Information (as defined below); (b) public disclosure of such Confidential Information could have an adverse effect on the Corporation and its business; and (c) the provisions of this Section 5 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information.

5.2 ***Agreements of the Consultant.*** In consideration of the compensation and benefits to be paid or provided to the Consultant by the Corporation under this Agreement, the Consultant covenants as follows:

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(a) *Confidentiality.*

(i) During and following the Term, the Consultant will hold in confidence the Confidential Information and will not disclose it to any person except with the specific prior written consent of the Corporation or except as otherwise expressly permitted by the terms of this Agreement.

(ii) Any trade secrets of the Corporation will be entitled to all of the protections and benefits under the laws of the State of Florida and any other applicable law. If any information that the Corporation deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Agreement, such information will, nevertheless, be considered Confidential Information for purposes of this Agreement. The Consultant hereby waives any requirement that the Corporation submit proof of the economic value of any trade secret or post a bond or other security.

(iii) None of the foregoing obligations and restrictions applies to any part of the Confidential Information that the Consultant demonstrates was or became generally available to the public other than as a result of a disclosure by the Consultant.

(iv) The Consultant will not remove from the Corporation's premises (except to the extent such removal is for purposes of the performance of the Consultant's duties at home or while traveling, or except as otherwise specifically authorized by the Corporation) any document, record, notebook, plan, model, component, device, or computer software or code, whether embodied in a disk or in any other form (collectively, the "Proprietary Items"). The Consultant recognizes that, as between the Corporation and the Consultant, all of the Proprietary Items, whether or not developed by the Consultant, are the exclusive property of the Corporation. Upon termination of this Agreement by either party, or upon the request of the Corporation during the Term, the Consultant will return to the Corporation all of the Proprietary Items in the Consultant's possession or subject to the Consultant's control, and the Consultant shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Proprietary Items.

5.3 ***Disputes or Controversies.*** The Consultant recognizes that should a dispute or controversy arising from or relating to this Agreement be submitted for adjudication to any court, arbitration panel, or other third party, the preservation of the secrecy of Confidential Information may be jeopardized. All pleadings, documents, testimony, and records relating to any such adjudication will be maintained in secrecy and will be available for inspection by the Corporation, the Consultant, and their respective attorneys and experts, who will agree, in advance and in writing, to receive and maintain all such information in secrecy, except as may be limited by them in writing.

5.4 ***Definitions.***

(a) For the purposes of this Section 5, "Confidential Information" shall mean any and all:

(i) trade secrets concerning the business and affairs of the Corporation, product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures, and architectures (and related formulae, compositions, processes, improvements, devices, know-how, inventions, discoveries, concepts, ideas,

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designs, methods and information, and any other information, however documented, that is a trade secret within the meaning of the laws of the State of Florida;

(ii) information concerning the business and affairs of the Corporation (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, however documented; and

(iii) notes, analysis, compilations, studies, summaries, and other material prepared by or for the Corporation containing or based, in whole or in part, on any information included in the foregoing.

6. NON-COMPETITION AND NON-INTERFERENCE

6.1 ***Acknowledgments by the Consultant.*** The Consultant acknowledges that: (a) the services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary, and intellectual character; (b) the Corporation's business is national in scope and its products are marketed throughout the United States and world wide; (c) the Corporation competes with other businesses that are or could be located in any part of the United States and world wide; (d) the provisions of this Section 6 are reasonable and necessary to protect the Corporation's business.

6.2 ***Covenants of the Consultant.*** In consideration of the acknowledgments by the Consultant, and in consideration of the compensation and benefits to be paid or provided to the Consultant by the Corporation, the Consultant covenants that he may not, directly or indirectly:

(a) during the Term, except in the course of this Agreement hereunder, and during the Post-Term (as defined below), engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend the Consultant's name or any similar name to, lend Consultant's credit to or render services or advice to, any business whose products or activities compete in whole or in part with the products or activities of the Corporation anywhere throughout the world; provided, however, that the Consultant may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934;

(b) whether for the Consultant's own account or for the account of any other person, at any time during the Term and the Post-Term, solicit business of the same or similar type being carried on by the Corporation, from any person known by the Consultant to be a customer of the Corporation, whether or not the Consultant had personal contact with such person during and by reason of the Consultant's Agreement with the Corporation;

(c) whether for the Consultant's own account or the account of any other person (i) at any time during the Term and the Post-Term, solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is or was an employee of the Corporation at any time during the Term or in any manner induce or attempt to induce any employee of the Corporation to terminate his Agreement with the Corporation; or (ii) at any time during the Term and for three years thereafter, interfere with the Corporation's relationship with any person, including any person who at any time during the Term was an employee, contractor, supplier, or customer of the Corporation; or

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(d) at any time during or after the Term, disparage the Corporation or any of its shareholders, directors, officers, employees, or agents.

For purposes of this Section 6.2, the term "Post-Term" means the one year period beginning on the date of termination of the Consultant's Agreement with the Corporation.

If any covenant in this Section 6.2 is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against the Consultant.

The period of time applicable to any covenant in this Section 6.2 will be extended by the duration of any violation by the Consultant of such covenant.

7. **NOTICES.** All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers first set forth above (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties or that the Corporation has on record for the Consultant).

8. **INTENTIONALLY LEFT BLANK.**

9. **BINDING EFFECT.** This Agreement shall extend to, shall inure to the benefit of and shall be binding upon all the parties hereto and upon all of their respective heirs, successors and representatives.

10. **ENTIRE AGREEMENT.** This Agreement, including the agreements incorporated by reference, contains the entire Agreement among the parties hereto with respect to the matters contemplated hereby and supersedes all prior agreements and undertakings between the parties with respect to such matters. This Agreement may not be amended, modified or terminated in whole or in part, except in writing, executed by each of the parties hereto.

11. **LIABILITY; INDEMNIFICATION.** IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INDIRECT, SPECIAL OR INCIDENTAL DAMAGES ARISING OUT OF THE OTHER PARTY'S PERFORMANCE UNDER THIS AGREEMENT. Each party (the "Indemnifying Party") agrees to defend, indemnify and hold harmless the other party, its officers, agents, employees, contractors, subcontractors, parent corporations, subsidiaries, and affiliates (referred to individually and collectively as the "Indemnified Party") from and against any and all claims, liabilities, loss, damages, costs, fines, penalties or expenses (including but not limited to attorneys fees and all costs of litigation and collection) ("Damages") which the Indemnified Party may hereafter incur, suffer or be required to pay by reason of the Indemnifying Party's failure to perform faithfully its obligations hereunder or by reason of any bodily injury or property damage caused by any negligent act or omission of the Indemnifying Party, its officers, agents, employees, contractors, Subcontractors, parent corporations, subsidiaries and affiliates in connection with this Agreement, Indemnifying Party's activities hereunder or otherwise, but excluding those Damages attributable solely to the Indemnified Party's gross negligence.

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12. **SEVERABILITY.** Should any part of any provision of this Agreement be declared invalid by a court of competent jurisdiction, such decision or determination shall not affect the validity of any remaining portion of such provision or any other provision and the remainder of the Agreement shall remain in full force and effect and shall be construed in all respects as if such invalid or unenforceable provision or portion thereof were not contained herein. In the event of a declaration of invalidity, the provision or portion thereof declared invalid shall not necessarily be invalidated in its entirety, but shall be observed and performed by the parties to the Agreement to the extent such provision is valid and enforceable.

13. **SECTION HEADINGS.** The section headings contained herein are for convenience of reference only and shall not be considered any part of the terms of this Agreement.

14. **CHOICE OF LAW.** This Agreement shall be interpreted and performed in accordance with the laws of the State of Florida, and the parties agree, notwithstanding the principles of conflicts of law, that the internal laws of the State of Florida shall govern and control the validity, interpretation, performance, and enforcement of this Agreement. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Florida or in the federal courts located in or near Tampa, Florida. The parties and the individuals executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Corporation agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.

IN WITNESS WHEREOF, Consultant has hereunto put his hand, and the Corporation has caused this instrument to be executed in its corporate name by its duly authorized officer, all as of the day and year first above written.

CONSULTANT:

Oak Ridge Strategies Group, Inc

By: _____
Name: Frank Akers
Title: President

CORPORATION:

Evolucia, Inc.


By: _____
Name:
Title:

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